                                                                                 HEIMERL LAW FIRM
                                                                              1 Anderson Road, Suite 105                   New York Office:
                                                                          Bernardsville, New Jersey 07924                 67 Wall Street
Wolfgang Heimerl                                                                                                            Suite 2211, PMB-8370
Admitted in NJ & NY                                                                                                     New York, New York 10005
                                                                                    Tel:  (908) 766-3385                       Tel.: (212) 709-8370
                                                                                    Fax: (908) 766-4821

                                                                                                                                      January 9, 2006

Via Facsimile

Mr. Stephen G. Krikorian
Branch Chief – Accounting
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                        Re:      SoftNet Technology Corporation
                                    Form 10-KSB for Fiscal Year Ended December 31, 2004
                                    Form 10-QSB for Fiscal Quarters Ended March 31, 2005
                                    and June 30, 2005 / File No. 0-07693_________________

Dear Mr. Krikorian:

         Please let this letter serve as a supplemental response, in addition to the response previously submitted on December 14, 2005, to the Commission’s November 3, 2005 comment letter to SoftNet Technology Corporation (the “Company”). This letter has been prompted by, and is in response to, our telephone conversation with Ms. Tangen.

A. Restatements of Forms 10-KSB and 10-QSB.

         The Company recognizes that the Commission considers the filing of restated financial statements to be a critical component of the Company’s response.  The Company has been diligently working on preparing those restatements and is prepared to provide them to the Company’s auditors by the end of this week and anticipates the auditor’s review to be completed on or before January 30, 2006.  Accordingly, the Company expects to file restated Form 10-KSB for Fiscal Year Ended December 31, 2004; Forms 10-QSB for Fiscal Quarters Ended March 31, 2005; June 30, 2005 and September 30, 2005 by January 31, 2006.  The restatement for the period ending September 30, 2005 will include disclosure of the subsequent events related to the disposal of Wholesale By Us, LLC.  Additionally, the Company will immediately file a Form 8-K/A clarifying the Company’s Form 8-K filed December 13, 2006 to include a statement that the Commission specifically objects to the Company’s prior request to file all restatements upon the completion of the comment process.

B. Forms 8-K/A for Prior Acquisitions.

         The Company is in the process of obtaining audited financial statements, relating to the two years prior to acquisition, for SoftNet Technology International GmbH and Indigo Technology Services, Inc. and expects to file Forms 8-K/A, including audited and pro forma financial statements on or before February 28, 2006.   As the Commission is aware, Wholesale By Us, LLC is no longer a part of the Company which makes it more difficult to obtain the required information.  The foregoing notwithstanding, the Company hopes to be able to file Form 8-K/A for both the acquisition and disposal of Wholesale By Us, LLC, with the required financial statements, on or before March 31, 2006.

C. Withdrawal of Form S-8 Filed December 29, 2005.

         The Company’s shares registered in the Company’s Form S-8 filed on December 29, 2005, have not yet been issued.  Inasmuch as the Company incorporated by referenced certain financial statements which are subject to restatement, the Company will immediately withdraw the Form S-8 and will not re-file a new Form S-8 for the registration of those shares until such time as the restated Forms 10-KSB and 10-QSBs have been filed with the Commission.

D.  Forms 8-K and 8-K/A for Other Significant Events.

         The Company is in the process of reviewing all press releases and significant events which may have triggered a requirement to file a Form 8-K or Form 8-K/A to amend any previously filed Form 8-K.  The Company anticipates this process will be completed, and Forms 8-K or 8-K/A filed where appropriate, by January 31, 2006.

E. Inspara, Inc. Plan and Agreement of Reorganization.

         Due to certain material changes, including, without limitation, the acquisition price, the Company will be terminating the Plan and Agreement or Reorganization entered into on October 31, 2005 and will be executing a new Plan and Agreement or Reorganization with regard to the revised terms and conditions.  The Company expects to file Forms 8-K and 8-K/A as appropriate by the end of this week.

F. Enclosures.

         At the request of Ms. Tangen we enclose with this response the following documents: (i) the Holtermann Loan Agreement; (ii) the Amended and Restated Limited Liability Company Agreement of Cross Capital Fund, LLC (including Warrant); and (iii) Certificate of Designations of the Company’s preferred stock.  This letter, and its enclosures will be filed via Edgar later today.

         Should you have any questions, do not hesitate to contact us.

                                                                  Yours sincerely,

                                                                      /s/ Wolfgang Heimerl

                                                                  Wolfgang Heimerl, Esq.

cc: James Farinella, CEO – SoftNet Technology Corporation